United States securities and exchange commission logo





                               August 9, 2022

       Stuart Landesberg
       Chief Executive Officer
       Grove Collaborative Holdings, Inc.
       1301 Sansome Street
       San Francisco, CA 94111

                                                        Re: Grove Collaborative
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 18, 2022
                                                            File No. 333-266197

       Dear Mr. Landesberg:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please highlight any differences in the current trading price, the prices that the selling securityholders
(including the sponsor, founders, officers, directors, PIPE investors,
                                                        Backstop investors or
any other private placement investors) acquired their securities, and the price that the
public securityholders acquired their shares and warrants. Disclose that while such selling
securityholders may experience a positive rate of return based on the current trading price,
the public securityholders may not experience a similar rate of return on the securities they
purchased due to differences in the purchase prices and the current trading price. Please
also disclose the potential profit that such selling securityholders will earn based on the
current trading price. Lastly, please include appropriate risk factor disclosure.
 Stuart Landesberg
FirstName   LastNameStuart Landesberg
Grove Collaborative Holdings, Inc.
Comapany
August      NameGrove Collaborative Holdings, Inc.
        9, 2022
August
Page 2 9, 2022 Page 2
FirstName LastName
Cover Page

2. For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.
3. Disclose the exercise price(s) of the warrants compared to the market price of the underlying shares. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
4. We note the number of Class A Common Stock being registered for resale here and in your registration statement on Form S-1 filed July 19, 2022, File No. 333-266205 (Equity
         Line Form S-1) will constitute a number of shares that is comparable to your current public float. We also note that a significant portion of the shares being registered for resale were purchased by certain selling securityholders for prices considerably below the current market price of the Class A Common Stock. Please highlight the significant negative impact that the collective sales of shares could have on the public trading price of the Class A Common Stock. Please highlight the potential significant negative impact based on this registration statement and, separately, the combine negative impact factoring in both this registration statement and the Equity Line Form S-1. Summary, page 1

5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s Class A Common Stock. Your
discussion
         should highlight the fact that a few of your shareholders are beneficial owners of a significant percentage of your outstanding shares (include quantification and percentages)
         and will be able to sell all of their shares (as indicated in the Selling Holders table) for so long as the registration statement of which this prospectus forms a part is available for
         use.
Risk Factors, page 9

6. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement and your Equity Line Form S-1 could have on the public trading price of the Class A Common Stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of
 Stuart Landesberg
Grove Collaborative Holdings, Inc.
August 9, 2022
Page 3
      the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
67

7. In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Common Stock, expand your
      discussion of capital resources to address any changes in the company   s
liquidity position
      since the business combination. If the company is likely to have to seek additional capital,
      discuss the effect of this offering on the company   s ability to raise
additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ryan Lichtenfels at 202-551-4457 or Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,
FirstName LastNameStuart Landesberg
                                                            Division of
Corporation Finance
Comapany NameGrove Collaborative Holdings, Inc.
                                                            Office of Trade &
Services
August 9, 2022 Page 3
cc:       Martin Wellington
FirstName LastName